O-20860

P.E. 8/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

02050052

AUG 2 2002

For the month of August, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

1 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..☑... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .☑....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Contents

Attached hereto and incorporated by reference is the press release of the registrant's subsidiary, E.Z. Chip Technologies Ltd., dated August 1, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By:______________________________

Name: Dror Israel

Title: CFO and Corporate Secretary

Dated: August 2, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated August 1, 2002

EZchip Technologies Ltd. Exhibit 99.1
1 Hatamar Street, PO Box 527
Yokneam 20692, Israel
Tel: +972-4-959-6666, Fax: +972-4-959-4166
Email: info@ezchip.com, Web:www.ezchip.com

FOR IMMEDIATE RELEASE

Contacts:
Daureen Green, EZchip Technologies, Israel, ++972-4-959-6677, dgreen@ezchip.com
Richard Hay, Voce Communications for EZchip, USA, 650-322-7898, rhay@vocepr.com

ZTE CORPORATION SELECTS THE NP-1 FROM EZCHIP TECHNOLOGIES TO POWER NEXT GENERATION METRO SWITCH

China's Largest Telecom Equipment Manufacturer to Leverage the World's Most Integrated 10-Gigabit Network Processor

San Jose, Calif – August 1, 2002 – EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing 10/40-Gigabit network processors, today announced that ZTE Corporation, China's largest telecom equipment manufacturer, has selected the NP-1 to power its next generation metro switch. EZchip's NP-1 network processor is a single-chip 10-Gigabit 7-layer full-duplex network processor. The NP-1's outstanding integration slashes the chip-count, power dissipation, complexity and cost of network processing solutions by as much as 80%, while increasing their time in market to support demanding new applications.

"Our focus is to supply our customers with the most powerful and competitive solutions which contribute to their success in the marketplace," said Mr. Wu Jie, the team leader of Metro Ethernet solution of ZTE Corporation. "EZchip is providing us with the most integrated 10-Gigabit network processor available today, which enables simpler design and faster time to market with tremendous system cost savings. We look forward to a long and fruitful relationship with them."

"Since the sampling of NP-1 in April this year, we have seen significant increase of interest and design win momentum with leading network equipment vendors," said Amir Eyal, vice president of business development of EZchip Technologies. "The opportunity to work with a company the size and stature of ZTE is a true validation of our technology. The NP-1 represents tremendous cost savings for ZTE and will enable them to reduce development time while increasing the lifecycle of their products in the marketplace. We expect that a successful integration of NP-1 in ZTE's metro switches will lead to further NP-1 deployment within ZTE products in the future."

ZTE Corporation is a member of 10 Gigabit Ethernet Alliance and look forward to integrating this technology into their SmartNetwork Metro solution.

EZchip NP-1 10-Gigabit 7-Layer Network Processor

EZchip's NP-1 flagship network processor is a single-chip 10-Gigabit 7-layer full-duplex network processor providing fully programmable packet classification, modification, forwarding and policing at wire speed.

NP-1, through its patent-pending TOPcore® technology, provides both packet processing and classification in a single full-duplex chip at 10-Gigabit wire-speed. Unlike other network processors, which require external Classifiers, CAMs and SRAMs, EZchip has embedded the search engines within its NP-1 and eliminated the need for any of these external components. Consequently NP-1 based solutions require only four low power, low cost DRAM chips which dramatically reduce the total system chip-count, power and cost. NP-1's embedded search engines enable highly flexible classification at wire speed in tables with millions of entries to address a large variety of applications.

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NP-1 features a choice of OC-192 POS (Packet over SONET), 10G Ethernet or eight 1G Ethernet ports with integrated MACs. A switch fabric interface allows scaling NP-1 based systems to thousands of ports. The NP-1's TOPcore® technology provides scalability to 40-Gigabit/OC-768, offering NP-1 customers a smooth migration path from 10 to 40-Gigabit platforms.

NP-1's flexible layer 2-7 processing make it the ideal choice not only for main stream applications such as L2/MPLS/IPv4/IPv6 for the metro, edge and core, but also for processing-intensive layer 7 products such as web switches, storage gateways, firewalls and other content aware devices. For all applications, NP-1 enables unprecedented savings in chip-count, power and cost, and extends the time in market of NP-1 based systems by supporting new applications without any changes to the system hardware.

About ZTE Corporation

ZTE is China's largest listed telecom equipment manufacturers and a pioneer in the development of communication equipment in China. Founded in 1985, ZTE was listed on the Shenzhen Stock Exchange in 1997 and generated revenues in excess of 10.2 billion Yuan in 2000. ZTE provides switching systems, mobile communication systems including 2G, 2.5G and 3G, data communication systems, optical communication systems, access equipment, and videoconferencing systems, as well as services to setup, refurbishment and optimize networks. For more information on ZTE please visit http://www.zte.com.cn.

About EZchip Technologies

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

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